UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 11, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to MAK Cooperation Agreement

On November 11, 2025, Yatra Online, Inc. (the “Company”) entered into the Third Amendment to the Cooperation Agreement (“Third Amendment”) amending the Cooperation Agreement dated July 17, 2022 with MAK Capital One L.L.C. and MAK CAPITAL FUND LP, as earlier amended by the First Amendment dated August 29, 2023 and Second Amendment Dated October 16, 2024 (as amended, the “MAK Cooperation Agreement”). The Third Amendment, among other things, extends the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on November, 11 2025, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2026 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

The foregoing description of the Third Amendment is only a summary and is qualified in its entirety by reference to the Third Amendment attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Third Amendment to the Cooperation Agreement, dated November 11, 2025 between Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 12, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer